

September 4, 2013

<u>Via E-mail</u>

Mark Munro
Chief Executive Officer
Intercloud Systems, Inc.
2500 N. Military Trail, Suite 275
Boca Raton, Florida 33431

> **Re:** **Intercloud Systems, Inc.**
> **(Formerly Genesis Group Holdings, Inc.)**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed August 19, 2013**
> **File No. 333-185293**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed August 14, 2013**
> **Form 8-K**
> **Filed August 19, 2013**
> **File No. 000-32037**

Dear Mr. Munro:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. On the prospectus cover page, please disclose the number of warrants and shares of common stock underlying warrants being offered to the underwriter pursuant to the prospectus.

Capitalization, page 34

2. We note that actual long-term debt as of June 30, 2013 includes contingent consideration. However, it appears that pro forma long-term debt does not include contingent consideration related to the acquisition of IPC. Please revise or tell us the basis for excluding contingent consideration related to the IPC acquisition from pro forma capitalization.

3. Total capitalization should reflect the sum of long-term debt, including current portion, redeemable common and preferred stock and total stockholders' equity. Accordingly, total capitalization on an actual and pro forma basis should not include cash and cash equivalents. Moreover, total capitalization should not be computed by adding long-term debt and redeemable common and preferred shares and then reducing this amount by stockholders' equity. Please revise your capitalization table accordingly or otherwise tell us the basis for your current presentation.

Dilution, page 37

4. It does not appear that you have properly computed the net tangible book value of your common stock or the net tangible book value per share of common stock as adjusted to give effect to the issuance of 534,819 shares upon the conversion of outstanding Series E Preferred Stock into common stock and the issuance of 90,176 shares of common stock in connection with the acquisitions of IPC and TNS. Please review your computations for accuracy and show us how you arrived at the amounts of as adjusted net tangible book value and net tangible book value per share.

5. We note your disclosure that if the underwriter exercises its option to purchase additional shares in full, your adjusted net tangible book value will increase to ($1.63) per share. Please review your computation for accuracy and show us how you arrived at this amount.

6. We note your disclosure that assuming the underwriters exercise their over-allotment option in full, existing shareholders will experience an immediate increase in net tangible book value of $.38 per share. Please review your computation for accuracy and show us how you computed this amount. Based on your disclosure that the adjusted net tangible book value per share as of June 30, 2013 was ($6.29) and if the underwriter exercises their over-allotment option in full, your adjusted net tangible book value will increase to ($1.63) per share, it appears the immediate increase in net tangible book value to existing shareholders would be $4.66, or significantly greater than $.38 per share.

7. Please show us how you computed the amounts disclosed in the last paragraph on page 37 regarding the impacts on 1) your adjusted net tangible book value per share after the offering; and 2) the dilution to new investors of each $1.00 increase or decrease in the assumed public offering price of $10.00 per share.

8. Reference is made to the table at the bottom of page 39. Please tell us your basis for assuming the conversion of all of your remaining outstanding shares of preferred stock into common stock as of June 30, 2013 in computing the number of common shares purchased and total consideration paid by existing stockholders. If you intend to include this presentation, we believe that you should provide an additional table which does not include the assumption that all remaining outstanding shares of preferred stock are converted to common stock as of June 30, 2013. We also believe you should disclose your basis for assuming that all series of preferred shares will be converted to common shares, your lack of ability to compel conversion of these shares to common stock as well as any reasonably foreseeable reasons why any of the preferred shareholders may not elect to convert their shares.

Unaudited Pro Forma Combined Condensed Financial Information, page 41

9. We reviewed your response to comment 6 in our letter dated August 13, 2013 and the revisions to your disclosure. Please revise to clarify that the pro forma information gives effect to the net proceeds of the offering and use of proceeds to complete your acquisition of IPC.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Results of Operations, page 59

10. Please include a discussion and analysis of depreciation and amortization expense, the change in the fair value of contingent consideration and other income for each period presented.

Liquidity, Capital Resources and Cash Flows, page 65

Working Capital, page 68

11. We note your disclosure that the increase in your working capital deficit of $4.5 million from December 31, 2012 to June 30, 2013 was primarily the result of the increase in accounts receivable. Please elaborate on this disclosure by explaining the reasons for the increase in accounts receivable. Explain whether this trend is indicative of future cash collections and why or why not. Also identify and explain any other factors contributing to the increase in your working capital deficit.

Certain Relationships and Related Party Transactions, page 99

12. Please revise your description of a related party transaction as "involving an amount exceeding $120,000" to reflect the standard set forth Item 404(d) of Regulation S-K (i.e., transactions involving an amount in excess of "the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year end for the last two

completed fiscal years"), and revise this section accordingly to include all relevant transactions. Please also revise this section to include the transactions described in Note 2 on page F-108, Note 5 on page F-122 and Note 5 on page F-131, or tell us why you are not required to do so. In addition, please provide the information required by Item 404(a)(5) of Regulation S-K with respect to the loans from MMD Genesis and, if such loans are evidenced in writing, file the relevant agreements as exhibits.

Underwriting, page 114

13. Please tell us why you are not required to complete the blank on page 115 regarding the fee to be paid to Chardan Capital Markets, LLC, or revise to complete this blank. We also note that the fee will be "up to" a certain amount; please revise to clarify how this fee will be calculated. Please also revise to clarify what you mean when you say that the fee will be paid by you "at the Representative's discretion."

Financial Statements, page 124

Consolidated Balance Sheets, page F-3

14. Please revise the descriptions of the Series B, Series C and Series D redeemable preferred stock to indicate that there are no outstanding shares at June 30, 2013. Please also revise the amount of the liquidation preference of the Series D preferred stock to reflect that there are no shares outstanding as of June 30, 2013.

15. Please tell us your consideration of disclosing the terms of the note receivable issued during the six months ended June 30, 2013.

16. Please tell us your consideration of disclosing significant items included in other current assets in the notes to the financial statements given the significant increase in other current assets during the six months ended June 30, 2013.

Notes to Consolidated Financial Statements, page F-7

3. Summary of Significant Accounting Policies, page F-15

Going Concern, page F-15

17. Please update the following disclosures provided in the last paragraph on page F-15:

- "The second potential source of generating cash flow will be through a senior secured financing of the Company's accounts receivable. The Company has met with several financial institutions and anticipates closing a suitable financing during the second quarter of 2013."
- "Finally, the fourth potential source of generating cash flow is through the consummation of the IPC and Telco acquisitions with the proceeds of this offering. The Company

expects that these entities will contribute positively to the Company's consolidated operating income after they are integrated into the business."

<u>Principles of Consolidation and Accounting for Investment in Affiliate Company, page F-16</u>

18. Please update the disclosure in the first paragraph to include your acquisition of AW Solutions, Inc.

<u>4. Acquisitions and Deconsolidation of Subsidiary, page F-25</u>

<u>2013 Acquisition (unaudited), page F-29</u>
<u>Acquisition of AW Solutions, page F-29</u>

19. With respect to your April 2013 acquisition of AW Solutions, Inc., please disclose the supplemental pro forma information required by ASC 805-10-50-2.h or tell us why you believe this information is not required.

20. We note that the amount of goodwill recognized disclosed in the first paragraph does not equal the amount of goodwill disclosed in the table of the allocation of the purchase price to the assets acquired and liabilities assumed. Please revise or advise.

<u>Notes – Contingent Consideration, page F-29</u>

21. Please tell us why the changes in the fair value of contingent consideration payable to Tropical and RM Engineering disclosed on page F-30 does not equal the change in fair value reflected in the consolidated statements of operations.

<u>9. Term Loans, page F-33</u>

<u>Promissory Note, unsecured, page F-39</u>

22. Please disclose that you incurred a gain of $80,000 recognized in other income upon the extinguishment of the note issued to Wellington Shields & Co.

<u>Term Loan Maturing in October 2013, page F-40</u>

23. Please tell us how you account for the convertible notes and warrants issued to ICG in April 2013, along with the basis in GAAP for your accounting. Please reference the specific guidance in GAAP which supports your accounting. Please also tell us your consideration of whether the shares issuable upon conversion of the notes and exercise of warrants should be included in your disclosures elsewhere throughout the registration statement regarding additional common shares potentially issuable (e.g., refer to page 8 of the Prospectus Summary and to page F-22 of the financial statements).

10. Derivative Instruments, pageF-41

24. It appears that the range of valuation assumptions used to estimate the fair value of the derivative instruments at the bottom of the page relate to the MidMarket warrants and the warrants issued to the holders of the Series E preferred stock. Since the value of the derivative liability relating the warrants issued to the holders of the Series E preferred stock was minimal and not recognized please revise the table to remove the ranges and present the assumptions used to determine the fair value of the MidMarket warrants. Please similarly revise the table on page 58.

18. Subsequent Events, page F-53

25. Please disclose the conditions precedent to closing the acquisition of Telco Professional Services Division (e.g., the Company will need to raise debt or equity financing to fund the purchase cost). Please repeat or cross reference these disclosures elsewhere throughout the registration statement where you disclose that you intend to consummate the Telco acquisition in the fourth quarter of 2013.

Exhibit 5.1

26. Because the definition of "Shares" does not include the 300,000 shares of common stock subject to the over-allotment option, the opinion in the first paragraph on page 2 does not cover the shares subject to the over-allotment option; please revise. In addition, please revise the first paragraph of the opinion to indicate the number of warrants and shares of common stock underlying warrants that are covered by the registration statement and by the opinion. Also, we note that the opinion is limited to the "General Corporation Law of the State of Delaware," however your opinion regarding the warrants must be with respect to the jurisdiction governing the warrant agreement, which in this case is New York; please revise accordingly. Refer to Section II.B.f. of Staff Legal Bulletin No. 19.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

27. Please make conforming revisions to comply with the above comments in future filings to the extent applicable. In addition, please provide a discussion and analysis of your liquidity and capital resources and your ability to continue as a going concern in future filings.

Form 8-K Filed August 19, 2013

28. Please tell us how you have complied with the disclosure requirements in Regulation G with respect to each non-GAAP measure included in the investor presentation, including but not limited to pro forma EBITDA, pro forma adjusted EBITDA, pro forma EBITDA margin, and firm value as a percentage of EBITDA.

Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director